M BARC INVESTMENT GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

Net capital computation:

Total Equity	$	18,109
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expense		4,602
Fixed Assets (net)		1,658
Total non-allowable assets		6,260
Net capital before haircuts on securities positions		11,849
Total haircuts on securities		-
Net capital		11,849
Required minimum capital		5,000
Excess net capital	$	6,849

Aggregate indebtedness:

Aggregate indebtedness as included in the		
Statement of Financial Condition	$	2,292
Ratio of aggregate indebtedness to net capital		.1934 to 1

There are no material differences between the preceeding computation and
the Company's corresponding unaudited Part II A of Form X-17A-5
as of December 31, 2015